UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Silicon Graphics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    827056300
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                                 (CUSIP Number)

                         Whippoorwill Associates, Inc.
                                11 Martine Avenue
                          White Plains, New York 10606
                                 (914) 683-1002
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |X|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  827056300
1      NAMES OF REPORTING PERSONS

       Whippoorwill Associates, Incorporated
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       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                             (b) |_|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

NUMBER OF                 0
SHARES              ------------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      0
REPORTING           ------------------------------------------------------------
PERSON              9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IA; CO
--------------------------------------------------------------------------------

CUSIP NO.:  827056300
1      NAMES OF REPORTING PERSONS

       Shelley F. Greenhaus
--------------------------------------------------------------------------------
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                             (b) |_|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       AF
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

NUMBER OF                 0
SHARES              ------------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      0
REPORTING           ------------------------------------------------------------
PERSON              9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN; HC
--------------------------------------------------------------------------------

CUSIP NO.:  827056300
1      NAMES OF REPORTING PERSONS

       Steven K. Gendal
--------------------------------------------------------------------------------
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|

                                                             (b) |_|
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       AF
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

NUMBER OF                 0
SHARES              ------------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      0
REPORTING           ------------------------------------------------------------
PERSON              9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN; HC
--------------------------------------------------------------------------------

      This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed on March 28, 2008, by Whippoorwill Associates, Inc. ("Whippoorwill"), Shelley F. Greenhaus and Steven K. Gendal (together, the "Reporting Persons"), with respect to the Common Stock, $0.01 par value per share (the "Common Stock") of Silicon Graphics, Inc. (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. David A. Strumwasser is no longer required to file this Schedule 13D because he is no longer a Principal of Whippoorwill. From and after the date hereof, all references in the
Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

      The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of April 6, 2009, a copy of which is filed herewith as Exhibit C to the Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

      Items 5, 6 and 7 hereby amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer.

(a) Based upon the Company's most recent Form 10-Q, filed on February 9, 2009, there were 11,648,568 shares of Common Stock outstanding as of January 30, 2009.

      As of the date hereof, Whippoorwill may be deemed to be the beneficial owner of 0 shares of Common Stock, or 0.0% of the Company's outstanding Common Stock. Mr. Greenhaus, as the President and a Principal of Whippoorwill, may be deemed to be the beneficial owner of 0 shares of Common Stock, or 0.0% of the Company's outstanding Common Stock. Mr. Gendal, as Principal of Whippoorwill, may be deemed to be the beneficial owner of 0 shares of Common Stock, or 0.0% of the Company's outstanding Common Stock.

(b)   See Items 7 through 10 of the cover pages hereto for each Reporting
      Person.

(c) On April 1, 2009, Whippoorwill sold 1,185,082 shares of Common Stock through one or more brokers on the open market.

(d)   Not applicable.

(e) As of April 1, 2009, the Reporting Persons ceased to be the beneficial owners of more than five percent of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

1. On April 6, 2009, Whippoorwill, Mr. Greenhaus, and Mr. Gendal entered into an Amended and Restated Joint Filing Agreement (the "Amended and Restated Joint Filing

Agreement"). A copy of the Amended and Restated Joint Filing Agreement is filed herewith as Exhibit C and incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

      Exhibit C   Amended and Restated Joint Filing Agreement, dated April 6,
                  2009, by and among Whippoorwill Associates, Incorporated,
                  Shelley F. Greenhaus, and Steven K. Gendal

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    WHIPPOORWILL ASSOCIATES, INCORPORATED

                                    By:    /s/ Shelley F. Greenhaus
                                          ------------------------------------
                                    Name:  Shelley F. Greenhaus
                                    Title: President


                                    SHELLEY F. GREENHAUS

                                    By:    /s/ Shelley F. Greenhaus
                                          ------------------------------------
                                    Name:  Shelley F. Greenhaus


                                    STEVEN K. GENDAL

                                    By:    /s/ Steven K. Gendal
                                          ------------------------------------
                                    Name:  Steven K. Gendal




Dated:  April 6, 2009



            [Signature Page to Schedule 13D - Silicon Graphics, Inc.]

                                                                       EXHIBIT C

            AMENDED AND RESTATED SCHEDULE 13D JOINT FILING AGREEMENT


      The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

      (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

      (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


                                    WHIPPOORWILL ASSOCIATES, INCORPORATED

                                    By:    /s/ Shelley F. Greenhaus
                                          ------------------------------------
                                    Name:  Shelley F. Greenhaus
                                    Title: President


                                    SHELLEY F. GREENHAUS

                                    By:    /s/ Shelley F. Greenhaus
                                          ------------------------------------
                                    Name:  Shelley F. Greenhaus


                                    STEVEN K. GENDAL

                                    By:    /s/ Steven K. Gendal
                                          ------------------------------------
                                    Name:  Steven K. Gendal

Dated:  April 6, 2009